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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE 13E-3
(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

PERRY ELLIS INTERNATIONAL, INC.
(Name of Issuer)

Perry Ellis International, Inc.
Feldenkreis Holdings LLC
GF Merger Sub, Inc.
George Feldenkreis
Oscar Feldenkreis
Fanny Hanono
The George Feldenkreis Revocable Trust UAD 12/23/13
The Oscar Feldenkreis Revocable Trust UAD 05/06/11
The Fanny Hanono Revocable Trust UAD 07/06/11
The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

288853104
(CUSIP Number of Class of Securities)

Tricia Thompkins Executive Vice President, General Counsel and Secretary Perry Ellis International, Inc. 3000 N.W. 107th Avenue Miami, FL 33172 (305) 592-2830	George Feldenkreis Sole Member Feldenkreis Holdings LLC 4810 NW 74 Avenue Miami, FL 33166 (305) 499-9789

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Roddenberry Carl D. Roston Akerman LLP 98 Southeast Seventh Street, Suite 1100 Miami, FL 33131 (305) 374-5600	Robert B. Schumer Kelley D. Parker Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of Americas New York, NY 10019 (212) 373-3000	Steve Wolosky Elizabeth R. Gonzalez-Sussman Michael R. Neidell Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 (212) 451-2300

           This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$437,342,760.89	$54,450.00

*
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (i) (A) 15,892,593 shares of Company Common Stock (including 635,975 shares of Company Common Stock issuable pursuant to a corresponding number of restricted stock awards) issued and outstanding, multiplied by (B) $27.50 (the "per share merger consideration"), (ii) (A) 5,001 options to acquire a corresponding number of shares of Company Common Stock under the Company Equity Plan, converted into the right to receive (B) the excess, if any, of the per share merger consideration over the per share exercise or purchase price of the applicable Company option at the time of calculation, and (iii) (A) 27,973 stock appreciation rights with respect to a corresponding number of shares of Company Common Stock granted under the Company Equity Plan, converted into the right to receive (B) the excess, if any, of the per share merger consideration over the exercise price per share of Company Common Stock subject to such Company stock appreciation right at the time of calculation.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001245.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,450.00	Filing Party:	Perry Ellis International, Inc.
Form or Registration No.:	Schedule 14A—Preliminary Proxy Statement	Date Filed:	July 11, 2018

INTRODUCTION

        This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Schedule 13E-3" or "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (i) Perry Ellis International, Inc. ("Perry Ellis," or the "Company"), a Florida corporation and the issuer of the common stock, par value $0.01 per share (the "Perry Ellis common stock"), that is subject to the Rule 13e-3 transaction; (ii) Feldenkreis Holdings LLC ("Parent"), a Delaware limited liability company; (iii) GF Merger Sub, Inc. ("Merger Sub"), a Florida corporation and a wholly-owned subsidiary of Parent; (iv) George Feldenkreis; (v) Oscar Feldenkreis; (vi) Fanny Hanono; (vii) the George Feldenkreis Revocable Trust UAD 12/23/13; (viii) the Oscar Feldenkreis Revocable Trust UAD 05/06/11; (ix) the Fanny Hanono Revocable Trust UAD 07/06/11; (x) the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12; (xi) the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12; and (xii) the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12. Filing Persons (iv) through (xii) are collectively referred to herein as the "Rollover Investors."

        The Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the "merger agreement"), dated June 15, 2018, which provides for, among other things, the merger of Merger Sub with and into the Company (the "merger"), with the Company surviving the merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliates of Mr. George Feldenkreis. Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a definitive Proxy Statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to a special meeting of the shareholders of the Company (the "Special Meeting") at which the shareholders of the Company will consider and vote upon a proposal to adopt the merger agreement and cast an advisory (non-binding) vote to approve certain items of compensation that are based on or otherwise related to the merger and may become payable to certain named executive officers of the Company under existing agreements with the Company (the "golden parachute compensation"). The adoption of the merger agreement will require (1) the affirmative vote of shareholders holding a majority of the shares of Perry Ellis common stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting and (2) the affirmative vote of shareholders holding a majority of the shares of Perry Ellis common stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting that are not directly or indirectly owned by the Rollover Investors, any other officers or directors of the Company or any other Person having any equity interest in, or right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Appendix A to the Proxy Statement.

        Under the terms of the merger agreement, if the merger is completed, each share of Perry Ellis common stock, other than as provided below, will be converted into the right to receive $27.50 in cash (the "per share merger consideration"), without interest and less applicable withholding taxes. The following shares of Perry Ellis common stock will not be converted into the right to receive the per share merger consideration in connection with the merger: (i) shares of Perry Ellis common stock owned by the Company and its wholly-owned subsidiaries, (ii) shares of Perry Ellis common stock owned by Parent and its subsidiaries, including such shares contributed to Parent by each Rollover Investor pursuant to the applicable rollover commitment letter under which, and subject to the terms and conditions of which, such Rollover Investor has committed to contribute to Parent the amount of shares of Perry Ellis common stock set forth therein, and (iii) shares of Perry Ellis common stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with the Florida Business Corporation Act. The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the adoption of the merger agreement by the Company's shareholders. The Rollover Investors committed to contribute approximately 100.00% of their shares of Perry Ellis common stock at the closing of the merger to Parent in exchange for a pro rata share of the equity of Parent based on a value for each share of Perry Ellis common stock so contributed of $27.50. Immediately following the merger, the Rollover Investors will own 100.00% of the equity securities of Parent.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.

        The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company and none of the other Filing Persons take responsibility for the accuracy of such information. Similarly, all information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

        While each of the Filing Persons acknowledges that the merger is a "going private" transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is "controlled" by any Filing Person.

Item 1.    Summary Term Sheet.

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"

Item 2.    Subject Company Information.

        (a)    Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "SPECIAL FACTORS—The Parties Involved in the Merger"

        (b)    Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?"

The exact title of the subject equity securities is "Perry Ellis International, Inc. common stock, par value $ 0.01 per share."

        (c)    Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "MARKETS AND MARKET PRICE"

        (d)    Dividends.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "MARKETS AND MARKET PRICE"
    "SPECIAL FACTORS—Dividends"

        (e)    Prior Public Offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "SPECIAL FACTORS—The Parties Involved in the Merger"

        (f)    Prior Stock Purchases.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "COMMON STOCK TRANSACTION INFORMATION"

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    Perry Ellis International, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—The Parties Involved in the Merger"
    "SPECIAL FACTORS—Business and Background of Natural Persons Related to the Company"
    "SPECIAL FACTORS—Business and Background of Natural Persons Related to the GF Group Filing Persons"

        (b)    Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—The Parties Involved in the Merger"

        (c)    Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—The Parties Involved in the Merger"
    "SPECIAL FACTORS—Business and Background of Natural Persons Related to the Company"
    "SPECIAL FACTORS—Business and Background of Natural Persons Related to the GF Group Filing Persons"

Item 4.    Terms of the Transaction.

        (a)(1)    Tender Offers.    Not Applicable.

        (a)(2)    Mergers or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the

    Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Appraisal Rights"
    "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"
    "THE SPECIAL MEETING—How Many Votes Are Needed to Approve Each Proposal?"
    "THE MERGER AGREEMENT"
    Appendix A—Agreement and Plan of Merger

        (c)    Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "THE MERGER AGREEMENT"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""

        (d)    Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Appraisal Rights"
    Appendix B—Sections 607.1301-607.1333 of the Florida Business Corporation Act

        (e)    Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,"

        (f)    Eligibility for Listing or Trading.    Not Applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "THE MERGER AGREEMENT"
    "COMMON STOCK TRANSACTION INFORMATION"
    "WHERE SHAREHOLDERS CAN FIND MORE INFORMATION"
    Appendix A—Agreement and Plan of Merger

        (b)    Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Limited Guarantee"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Voting Agreement"
    "SPECIAL FACTORS—Pledge and Security Agreement"
    "THE MERGER AGREEMENT"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""
    Appendix A—Agreement and Plan of Merger

        (c)    Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Limited Guarantee"
    "SPECIAL FACTORS—Voting Agreement"
    "SPECIAL FACTORS—Pledge and Security Agreement"
    "SPECIAL FACTORS—Financing of the Merger"
    "THE MERGER AGREEMENT"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""
    "WHERE SHAREHOLDERS CAN FIND MORE INFORMATION"
    Appendix A—Agreement and Plan of Merger

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)    Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock" "SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock

    Certificates"
    "THE MERGER AGREEMENT—Conversion of Securities"

        (c)(1)-(8)    Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Limited Guarantee"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Voting Agreement"
    "SPECIAL FACTORS—Pledge and Security Agreement"
    "THE MERGER AGREEMENT"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""
    "MARKETS AND MARKET PRICE"
    Appendix A—Agreement and Plan of Merger

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)    Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"

        (b)    Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Alternatives to the Merger"

        (c)    Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"

        (d)    Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the Merger"
    "SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company"
    "SPECIAL FACTORS—Effects on the Company if the Merger is not Completed"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock"
    "SPECIAL FACTORS—Fees and Expenses"
    "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"
    "SPECIAL FACTORS—Appraisal Rights"
    "SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates"
    "THE MERGER AGREEMENT—Certificate of Incorporation; Bylaws"
    "THE MERGER AGREEMENT—Conversion of Securities"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""
    Appendix B—Sections 607.1301-607.1333 of the Florida Business Corporation Act

Item 8.    Fairness of the Transaction.

        (a), (b)    Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Opinion of PJS"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Positions of the GF Group Filing Persons Regarding the Fairness of the Merger"
    Appendix C—Opinion of PJS

    The presentations and discussion materials dated March 3, 2018, April 12, 2018, June 2, 2018, June 11, 2018, June 15, 2018 and July 31, 2018 each prepared by PJS and reviewed by the special committee of the board of directors of the Company, are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7) and (c)(8) and are incorporated by reference herein, the presentation dated April 20, 2018, prepared by Cook and reviewed by the special committee of the board of directors of the Company, is attached hereto as Exhibit (c)(9) and is incorporated by reference herein, and the presentation dated April 6, 2018, prepared by AlixPartners and reviewed by the special committee of the board of directors of the Company, is attached hereto as Exhibit (c)(10) and is incorporated herein by reference.

        (c)    Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?"
    "THE SPECIAL MEETING—How Many Votes are Needed to Approve Each Proposal?"
    "THE SPECIAL MEETING—How Many Shares Must Be Present to Constitute a Quorum for the Special Meeting?"
    "THE MERGER AGREEMENT—Conditions to the Completion of the Merger"

        (d)    Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"

        (e)    Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"

        (f)    Other Offers.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

    "SPECIAL FACTORS—Background of the Merger"

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)-(c)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Opinion of PJS"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "WHERE SHAREHOLDERS CAN FIND MORE INFORMATION"
    Appendix C—Opinion of PJS

    The presentations and discussion materials dated March 3, 2018, April 12, 2018, June 2, 2018, June 11, 2018, June 15, 2018 and July 31, 2018 each prepared by PJS and reviewed by the special committee of the board of directors of the Company, are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7) and (c)(8) and are incorporated by reference herein, the presentation dated April 20, 2018, prepared by Cook and reviewed by the special committee of the board of directors of the Company, is attached hereto as Exhibit (c)(9) and is incorporated by reference herein, and the presentation dated April 6, 2018, prepared by AlixPartners and reviewed by the special committee of the board of directors of the Company, is attached hereto as Exhibit (c)(10) and is incorporated herein by reference.

Item 10.    Source and Amounts of Funds or Other Consideration.

        (a), (b)    Source of Funds; Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Financing of the Merger"
    "SPECIAL FACTORS—Limited Guarantee"
    "SPECIAL FACTORS—Pledge and Security Agreement"
    "SPECIAL FACTORS—Voting Agreement"
    "THE MERGER AGREEMENT—Closing and Effective Time of the Merger"
    "THE MERGER AGREEMENT—Certain Covenants of Each Party"

        (c)    Expenses.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Fees and Expenses"
    "THE SPECIAL MEETING—Expenses of Proxy Solicitation"
    "THE MERGER AGREEMENT—Termination"
    "THE MERGER AGREEMENT—Effects of Termination; Fees and Expenses"

        (d)    Borrowed Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Financing of the Merger"

Item 11.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons"
    "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

        (b)    Securities Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Voting Agreement"
    "SPECIAL FACTORS—Background of the Merger"
    "THE MERGER AGREEMENT"
    "COMMON STOCK TRANSACTION INFORMATION"
    Appendix A—Agreement and Plan of Merger

Item 12.    The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Merger"
    "SPECIAL FACTORS—Voting Agreement"
    "THE SPECIAL MEETING—Stock Ownership and Interests of Certain Persons"

        (e)    Recommendation of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the GF Group Filing Persons for the Merger"
    "SPECIAL FACTORS—Positions of the GF Group Filing Persons Regarding the Fairness of the Merger"

Item 13.    Financial Statements.

        (a)    Financial Information.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "SELECTED FINANCIAL INFORMATION"
    "WHERE SHAREHOLDERS CAN FIND MORE INFORMATION"

        (b)    Pro Forma Information.    Not Applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated Or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"
    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger"
    "SPECIAL FACTORS—Fees and Expenses"
    "THE SPECIAL MEETING—Expenses of Proxy Solicitation"

        (b)    Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "QUESTIONS AND ANSWERS ABOUT THE MERGER, THE "GOLDEN PARACHUTE COMPENSATION" AND THE SPECIAL MEETING"
    "SPECIAL FACTORS—Background of the Merger"

    "SPECIAL FACTORS—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger"
    "THE SPECIAL MEETING—Expenses of Proxy Solicitation"

Item 15.    Additional Information.

        (b)    Golden Parachute Compensation.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "SUMMARY TERM SHEET"
    "ADVISORY VOTE ON "GOLDEN PARACHUTE COMPENSATION""

        (c)    Other Material Information.    The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.    Exhibits.

        (a), (b), (c), (d), (f), (g). The list of exhibits filed as part of this Schedule 13E-3 is submitted in the Exhibit Index and is incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERRY ELLIS INTERNATIONAL, INC.
By:	/s/ TRICIA MCDERMOTT THOMPKINS
	Name:	Tricia McDermott Thompkins
	Title:	EVP, General Counsel and Secretary

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FELDENKREIS HOLDINGS LLC
By:	/s/ GEORGE FELDENKREIS
	Name:	George Feldenkreis
	Title:	Sole Member

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GF MERGER SUB, INC.
By:	/s/ GEORGE FELDENKREIS
	Name:	George Feldenkreis
	Title:	President and Chief Executive Officer

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEORGE FELDENKREIS
/s/ GEORGE FELDENKREIS Name: George Feldenkreis

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSCAR FELDENKREIS
/s/ OSCAR FELDENKREIS Name: Oscar Feldenkreis

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FANNY HANONO
/s/ FANNY HANONO Name: Fanny Hanono

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GEORGE FELDENKREIS REVOCABLE TRUST UAD 12/23/13
By:	/s/ GEORGE FELDENKREIS
	Name:	George Feldenkreis
	Title:	Trustee

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE OSCAR FELDENKREIS REVOCABLE TRUST UAD 05/06/11
By:	/s/ OSCAR FELDENKREIS
	Name:	Oscar Feldenkreis
	Title:	Trustee

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FANNY HANONO REVOCABLE TRUST UAD 07/06/11
By:	/s/ FANNY HANONO
	Name:	Fanny Hanono
	Title:	Trustee

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ERICA FELDENKREIS 2012 IRREVOCABLE TRUST UAD 10/17/12
By:	/s/ ELENA FELDENKREIS
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE JENNIFER FELDENKREIS 2012 IRREVOCABLE TRUST UAD 10/17/12
By:	/s/ ELENA FELDENKREIS
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: September 10, 2018

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE STEPHANIE FELDENKREIS 2012 IRREVOCABLE TRUST UAD 10/17/12
By:	/s/ ELENA FELDENKREIS
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: September 10, 2018

EXHIBIT INDEX

(a)(2)(i)	Definitive Proxy Statement of Perry Ellis International, Inc., (included in the Schedule 14A filed on September 10, 2018, and incorporated herein by reference) (the "Definitive Proxy Statement").

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Joint press release issued by Perry Ellis International, Inc., dated June 16, 2018 (included as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed on June 18, 2018, and incorporated herein by reference).

(a)(5)(ii)	Letter to Employees, dated June 16, 2018 included as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed on June 18, 2018, and incorporated herein by reference).

(b)(1)†	Debt Commitment Letter, dated as of June 15, 2018, by and between Fortress Credit Advisors LLC and Feldenkreis Holdings LLC.

(b)(2)†	Amended and Restated Debt Commitment Letter, dated as of June 30, 2018, by and between Wells Fargo Bank, National Association and Feldenkreis Holdings LLC.

(c)(1)†	Opinion of PJ SOLOMON, dated June 15, 2018 (included as Appendix C to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(2)†	Discussion Materials, dated June 15, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(3)†	Financing Analysis, dated June 15, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(4)†	Financing Analysis, dated June 11, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(5)†	Financing Analysis, dated June 2, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(6)*†	Discussion Materials, dated April 12, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(7)†	Discussion Materials, dated March 3, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(8)†	Financing Analysis, dated July 31, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(9)*†	Severance Program Review, dated April 20, 2018, of FW Cook to the Compensation Committee of the Board of Directors of the Company.

(c)(10)*†	Business Plan Review, dated April 6, 2018, of AlixPartners to the Special Committee of the Board of Directors of the Company.

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2018, by and among Feldenkreis Holdings LLC, GF Merger Sub, Inc. and Perry Ellis International, Inc. (included as Appendix A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(2)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between George Feldenkreis and Feldenkreis Holdings LLC.

(d)(3)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between Oscar Feldenkreis and Feldenkreis Holdings LLC.

(d)(4)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between Fanny Hanono and Feldenkreis Holdings LLC.

(d)(5)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The George Feldenkreis Revocable Trust UAD 12/23/13 and Feldenkreis Holdings LLC.

(d)(6)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Oscar Feldenkreis Revocable Trust UAD 05/06/11 and Feldenkreis Holdings LLC.

(d)(7)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Fanny Hanono Revocable Trust UAD 07/06/11 and Feldenkreis Holdings LLC.

(d)(8)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(9)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(10)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(11)†	Voting Agreement, dated as of June 15, 2018, by and among Feldenkreis Holdings LLC, George Feldenkreis, Oscar Feldenkreis, Fanny Hanono, The George Feldenkreis Revocable Trust UAD 12/23/13, The Oscar Feldenkreis Revocable Trust UAD 05/06/11, The Fanny Hanono Revocable Trust UAD 07/06/11, The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, and Perry Ellis International, Inc.

(d)(12)†	Limited Guarantee, dated as of June 15, 2018, by and between George Feldenkreis and Perry Ellis International, Inc.

(d)(13)†	Pledge and Security Agreement, dated as of June 15, 2018, by and between Perry Ellis International, Inc. and George Feldenkreis.

(f)	Sections 607.1301-607.1333 of the Florida Business Corporation Act (included as Appendix B to the Definitive Proxy Statement, and incorporated herein by reference).

(g)	None.

*
Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†
Previously filed.